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Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) **AND ENDING** 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	NE	68175-1020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

William J. Bluvas — **402-351-5770**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC
Mail Processing
Section

MAR - 2 2009

Washington, DC
100

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, **WILLIAM BLUVAS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), for the years ended December 31, 2008 are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

Signature

President & Treasurer
Title

Notary Public

STATE OF NEBRASKA GENERAL NOTARY
CHRIS DUNHAM
MY COMMISSION EXPIRES
April 13, 2009

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Consolidated Statements of Financial Condition.
- [x] (c) Consolidated Statements of Operations.
- [x] (d) Consolidated Statements of Cash Flows.
- [x] (e) Consolidated Statements of Shareholder's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mutual of Omaha Investor Services, Inc.

(SEC I.D. NO. 08-47290)

Statements of Financial Condition as of December 31, 2008 and 2007, and Independent Auditors' Report

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the "Company"), a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., as of December 31, 2008 and 2007, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc. at December 31, 2008 and 2007, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2009

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS		
CASH AND CASH EQUIVALENTS	$ 380,092	$2,013,765
MONEY MARKET FUNDS IN LIQUIDATION	1,591,218	-
RECEIVABLES:		
Advisory fees	296,703	322,373
Dealer concessions	136,476	252,036
Service fees	421,065	696,057
Other	351,549	172,986
OTHER ASSETS	182,445	233,252
TOTAL	$3,359,548	$3,690,469
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to affiliate	$ 549,842	$ 689,778
Accrued expenses and other liabilities	26,417	26,802
Accrued commissions and other compensation	721,795	1,070,437
	1,298,054	1,787,017
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated loan - affiliate	1,030,000	--
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value, 10,000 authorized, issued and outstanding	10,000	10,000
Paid in capital	990,000	990,000
Retained earnings	31,494	903,452
Total stockholder's equity	1,031,494	1,903,452
TOTAL	$3,359,548	$3,690,469

The accompanying notes are an integral part of the statements of financial condition.

1. NATURE OF OPERATIONS

The Company is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc. ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company (Mutual). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company (United) and Companion Life Insurance Company (Companion). The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, RBC Correspondent Services. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and software amortization.

Money Market Funds — The Company considers money market mutual funds, other than money market mutual funds in liquidation, to be cash equivalents. Total money market mutual funds at December 31, 2008 and 2007, are as follows:

	2008	2007
Money market mutual funds	$ 338,000	$ 1,870,011

Money Market Funds in Liquidation — On September 19, 2008, The Reserve Fund, on behalf of the U.S. Government Fund ("Fund"), filed an application for an Order with the SEC to suspend indefinitely all rights of redemption to ensure an orderly liquidation of the securities in the Fund in order to maintain a $1.00 net asset value. On September 22, 2008, the SEC granted the Order. The Company's balance in the Fund was $2,723,000 at that time. $1,131,782 was distributed to the Company on November 12, 2008, and the balance, $1,591,218, was distributed on January 16, 2009.

Software Development Costs — The Company capitalizes costs associated with software developed or obtained for internal use in accordance with SOP 98-1, *Accounting for the Costs of Computer Software Developed or Obtained for Internal Use* and amortizes such costs over a five year period. As of December 31, 2008 and 2007, the Company had capitalized costs of $86,089 and $121,445, respectively, net of amortization of $ 35,356 each year related to software included in other assets.

Concentrations — A significant portion of the Company's business is with a limited number of dealers.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the Rule. Under the Rule, the Company is required to maintain net capital of at least $25,000, and not allow the ratio of "aggregate indebtedness" to "net capital," as those terms are defined in the Rule, to exceed 15 to 1. At December 31, 2008, the Company's net capital, as defined, was $ 1,113,256, and its required net capital was $86,536 based on aggregate indebtedness of $1,298,054.

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2008 and 2007, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional and other services to the Company based on a formal management agreement. The Company had amounts payable of $549,842 and $689,778 as of December 31, 2008 and 2007, respectively, to Mutual and its subsidiaries for these services.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

5. SUBORDINATED LOAN

The Company has $1,030,000 of subordinated loan payable to Holdings and is covered by an agreement approved by the Financial Industry Regulatory Authority ("FINRA") that is available in computing adjusted net capital under the net capital rule at December 31, 2008. The interest rate on this loan is 6% and the maturity date is September 30, 2011. Holding's right to receive any payment from the Company under the terms of the loan is subordinated to the claims of all present and future creditors of the Company that arise prior to expiration date and is dependent on approval by FINRA.

The subordinated loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain subsidiaries (collectively referred to as "the Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history. Effective January 1, 2005, the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits. The Company is charged by Mutual for the cost of the Company's portion of the plans based on an actuarial valuation. All obligations under the plans reside with Mutual.

Plan assets for the defined benefit plan and the postretirement benefits plan include investments in United investment contracts.

The Companies also sponsor various defined contribution plans.

7. INCOME TAXES

The Company files a consolidated federal income tax return with Mutual and certain other of its subsidiaries. The Company files a consolidated Nebraska state income tax return with Holdings and certain other affiliates. The Company has a federal tax-sharing agreement whereby it pays to Mutual an amount equal to the federal income tax expense which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses. The Company had income taxes receivable of $163,450 and $17,787 at December 31, 2008 and 2007, respectively, included in Other Receivables.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes* ("FIN 48"), which supplements SFAS 109 by defining the confidence level that a tax position must meet in order to be recognized in the financial statements. The Interpretation requires that the tax effects of a position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date.

On December 30, 2008, the FASB issued Staff Position ("FSP") FIN 48-3, *Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities,* that allowed nonpublic companies to defer adoption of FIN 48 until 2009. The Company has elected to adopt this FSP and is currently evaluating the impact of FIN 48 on the Company's statement of financial condition.

The Company accounts for uncertainties affecting income tax accounting in accordance with SFAS No. 5, Accounting for Contingencies. SFAS No. 5 requires accruing an estimated loss from a loss contingency if (a) information available prior to issuance of the financial statements indicates that it is probable that an asset had been impaired, or a liability incurred, at the date of the financial statements and (b) the amount of the loss can be reasonably estimated. Even if one or both of these criteria are not met, SFAS No. 5 also requires disclosing a contingency when there is at least a reasonable possibility that a loss or an additional loss may have been incurred. As of December 31, 2008 and 2007, no contingent tax liabilities were reported or disclosed in the Company's statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

February 26, 2009

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Mutual of Omaha Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements), and in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

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